US FDA Licenses Menactra™ Vaccine

(Meningococcal Groups A, C, Y and

W-135 Polysaccharide Diphtheria Toxoid Conjugate)

For Protection Against Meningococcal Infection

-- Menactra Vaccine is Safe and Effective in Preventing Potentially Deadly

Meningococcal Disease --

Paris – January 17, 2004 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group, announced today that the U.S. Food and Drug Administration (FDA) has licensed Menactra™ (Meningococcal [Groups A, C, Y and W-135] Polysaccharide Diphtheria Toxoid Conjugate Vaccine) for protection against meningococcal disease in adolescents and adults aged 11-55 years.

Menactra vaccine is the first quadrivalent conjugate vaccine licensed in the U.S. for the prevention of meningococcal disease and is designed to offer protection against four serogroups of Neisseria meningitidis (A, C, Y, W-135), the bacterium that causes meningococcal infection.

A supplemental licensure application in the U.S. for use of Menactra vaccine in children younger than 11 years is planned for early 2005. Additional submissions for licensures are planned for Canada in 2005 and submission in Europe at a future date.

The U.S. Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunization Practices (ACIP) has formed a working group that is updating the recommendations for the prevention and control of meningococcal disease, including routine meningococcal vaccination of one or more birth cohorts (e.g., 11-12 year olds) and of selected college students. The ACIP is expected to approve any changes in recommendations during the February 2005 committee meeting.

Although meningococcal disease rates are highest in infants, rates begin to rise again in early adolescence and peak between the ages of 15 and 24. During the 1990s, one study reported substantially increased incidence among 15- to 24-year-olds. In addition to the increased incidence, the fatality rate was over 22 percent in this age group, over five times that seen in younger persons. Up to 83 percent of the cases reported in this study were caused by the potentially vaccine-preventable serogroups that are included in Menactra vaccine.

“Adolescents and young adults are at increased risk for contracting meningococcal disease.  I’m very pleased that pediatricians and family physicians in the United States now have a new tool to reduce the number of cases among this age group,” said Michael Pichichero, MD, professor of microbiology/immunology, pediatrics and medicine, University of Rochester Medical Center.  “The FDA licensure of Menactra vaccine, if it is coupled with wide-spread meningococcal immunization, represents a significant step toward eradicating this devastating disease.”

“In 2001, members of the CDC’s Active Bacterial Core Surveillance Team called upon the pharmaceutical industry to create a conjugate vaccine for protection against multiple serogroups

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of Neisseria meningitidis to combat the increased risk for disease in the adolescent population,” said Michael Decker, MD, MPH, vice president, scientific and medical affairs at sanofi pasteur. “We are pleased to respond to their challenge with the licensure of Menactra vaccine. All evidence indicates that widespread use of Menactra vaccine will help to reduce invasive meningococcal disease in the United States, thereby preventing many deaths and anguish for thousands of families.”

The FDA’s decision to license Menactra vaccine was based on safety and immunogenicity data from six pivotal studies, which included more than 7,500 adolescents and adults receiving Menactra vaccine. Menactra vaccine induced the production of functional antibodies specific to the capsular polysaccharides of the four serogroups (A, C, Y and W-135) found in the vaccine. All vaccine immunogenicity measurements demonstrated strong immune responses to a single dose of Menactra vaccine that were equivalent to a single dose of sanofi Pasteur’s Menomune®-A/C/Y/W-135 (Meningococcal Polysaccharide Vaccine, Groups A, C, Y and W-135 Combined).

Additional findings demonstrated 98 to 100 percent of seronegative adolescents were found to elicit four-fold increases in antibody titers to all four meningococcal serogroups. In seronegative adults, this range was 91 to 100 percent.

There are risks associated with all vaccines. The most common adverse reactions to Menactra vaccine may include pain, redness, and induration at the site of injection, headache, fatigue and malaise. Menactra vaccine is contraindicated in persons with known hypersensitivity to any component of the vaccine or to latex, which is used in the vial stopper.

Sanofi pasteur will work closely with the CDC in an effort to ensure production schedules that will support an orderly implementation of the anticipated new immunization recommendations. Additionally, the company is building a state-of-the-art production facility at its U.S. site in Swiftwater, Pennsylvania, to increase the production of Menactra vaccine to meet anticipated demand.

About Conjugate Vaccine Technology

In general, the benefits of a successful conjugate vaccine include improved duration of protection, induction of immunologic memory, booster responses and reduction in nasopharyngeal bacterial carriage. In 1987, sanofi pasteur licensed in the U.S. the first conjugate vaccine for protection against Hib -- ProHIBiT® (Haemophilus influenza type b and diphtheria conjugate vaccine [diphtheria toxoid-conjugate]). Since the introduction of Hib conjugate vaccines, such as ProHIBit, the incidence of Hib invasive disease among children aged 4 years or younger has declined by 98 percent.

Additionally, a U.K. national campaign to immunize 15 million children under age 17 with a monovalent conjugate vaccine against serogroup C meningococci resulted in an 81 percent overall decline in cases and 90 percent reduction in deaths from meningococcal serogroup C disease within one year. Another result of the U.K. campaign was herd immunity which resulted from the monovalent vaccine’s ability to prevent carriage of the meningococcal bacteria in the nose and throat, thereby reducing disease transmission.

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Because four serogroups predominate in the U.S. (C, Y, W-135 and B) versus two predominant strains in the U.K. (C and B), obtaining similar public health benefits in the U.S. would require a vaccine that protects against multiple serogroups of meningococcal bacteria and a broad recommendation for its use. Currently there is no vaccine available in the U.S. or the U.K. against meningococcal disease caused by the B serogroup, and Menactra does not protect against this serogroup.

About Meningococcal Disease

Meningococcal disease is a rare but serious bacterial infection that strikes between 2,500 and 3,000 Americans every year, causing meningitis or sepsis in the majority of cases. Approximately 10 percent of individuals who contract meningococcal disease will die. Of those who survive, up to one in five suffer permanent disabilities such as hearing loss, neurological damage and limb amputations. Meningococcal disease often begins with symptoms that can be mistaken for common viral illnesses, such as the flu. But unlike more common infections, meningococcal disease can progress very rapidly and kill an otherwise healthy young person in 48 hours or less.

About sanofi-aventis Group

The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, produced 1.4 billion doses of vaccine in 2003, making it possible to protect 500 million people across the globe, which is about 1.4 million per day. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the management of sanofi-aventis believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, and that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis and Aventis, including those listed under “Forward-Looking Statements” and “Risk Factors” in sanofi-aventis’s annual report on Form 20-F for the year ended December 31, 2003 and those listed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Aventis’s annual report on Form 20-F for the year ended December 31, 2003.  Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investor Relations Department

Europe Tel: + 33 1 53 77 45 45   US Tel: + 1 212 551 40 18

E-mail : IR@sanofi-aventis.com